NO ACT

DC
10
5-7-09

[redacted]

09011602

Act: 1934
Section: 15(d)
Rule:
Public Availability: 5/8/2009

May 8, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PharmaNet Development Group, Inc.
Incoming letter dated May 7, 2009

Based on the facts presented, the Division will not object if PharmaNet stops filing periodic and current reports under the Securities Exchange Act of 1934. In reaching this position, we note that PharmaNet has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, PharmaNet will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended March 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Greg Belliston

Gregory S. Belliston
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2009

Mail Stop 4546

Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636

Re: PharmaNet Development Group Inc.

Dear Mr. Daniels:

In regard to your letter of May 7, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

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May 7, 2009

Rule 12h-3 of the Securities Exchange Act of 1934,
Sections 13(a) and 15(d) of the Securities Exchange Act of 1934

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: PharmaNet Development Group, Inc.
(Commission File No. 1-16119)

Ladies and Gentlemen:

We are writing on behalf of our client PharmaNet Development Group, Inc., a Delaware corporation ("PharmaNet"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") confirm that it concurs in PharmaNet's view that the effect of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), on PharmaNet's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2009, would not preclude PharmaNet from utilizing Rule 12h-3 ("Rule 12h-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend PharmaNet's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which PharmaNet's registration statements on Forms S-3 and S-8 were required to be updated pursuant to Section 10(a)(3) of the Securities Act. Subject to the Staff's concurrence with the request set forth in this letter, PharmaNet intends to file a certificate on Form 15 ("Form 15") on or before the due date of its next periodic report (i.e., PharmaNet's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009) to suspend PharmaNet's reporting obligations under Section 13(a) and 15(d) of the Exchange Act.

I. Background

On February 3, 2009, PharmaNet entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among PharmaNet, JLL PharmaNet Holdings, LLC, a Delaware limited liability company ("Parent"), and PDGI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). Parent and Purchaser are affiliates of JLL Partners Fund VI, L.P., a Delaware limited partnership and a member of Parent ("JLL Fund VI"). JLL Fund VI and JLL Partners Fund V, L.P., a Delaware limited partnership and a former member of Parent ("JLL Fund V"), are private equity funds managed by JLL Partners, Inc., a Delaware corporation, that provided committed equity capital for the transactions contemplated by the Merger Agreement. Ultimately, JLL Fund VI provided 100% of the equity capital for the transaction, and JLL Fund V did not participate. Pursuant to the terms and conditions of the Merger Agreement, (a) on February 12, 2009, Purchaser commenced a tender offer to purchase all of the shares of common stock, $0.001 par value, of PharmaNet ("Common Stock") issued and outstanding (each a "Share" and, collectively, the "Shares") for $5.00 per share, net to the seller in cash (such amount per Share paid pursuant to the tender offer being hereinafter referred to as the "Offer Price") on the terms and subject to the conditions provided for in the Merger Agreement, the Offer to Purchase, dated February 12, 2009, of Purchaser, Parent, JLL Fund V and JLL Fund VI, and the related Letter of Transmittal (such cash tender offer, the "Offer"), (b) the Shares tendered in the Offer, representing approximately 90.3% of the Shares outstanding, were accepted by Purchaser on March 20, 2009 and Purchaser immediately commenced a subsequent offering period that expired on March 27, 2009, (c) at periodic intervals between March 20, 2009 and March 30, 2009, Purchaser accepted the Shares tendered in the subsequent offering period which, together with the Shares tendered in the Offer, represented approximately 94.8% of the Shares outstanding and (d) on March 30, 2009, pursuant to the short-form merger statute of the General Corporation Law of the State of Delaware ("DGCL"), Purchaser was merged with and into PharmaNet, with PharmaNet continuing as the surviving corporation (the "Merger"). Separately, prior to the Merger, on March 19, 2009, Parent formed PDGI Holdco, Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Holdco"), and PDGI Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco ("Merger Sub"), and merged Merger Sub with and into Purchaser, with Purchaser surviving the merger as a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), (i) each Share that was owned by PharmaNet as treasury stock immediately prior to the Effective Time and each Share that was owned by Parent, Purchaser or its affiliates immediately prior to the Effective Time was cancelled for no consideration, (ii) each Share (other than Shares owned by Parent, Purchaser and its affiliates) outstanding immediately prior to the Effective Time was converted into the right to receive the Offer Price and (iii) each share of capital stock of Purchaser outstanding immediately prior to the Effective Time was converted into and became one validly issued share of common stock of the surviving corporation, on the terms and subject to the conditions provided for in the Merger Agreement. Under applicable provisions of the DGCL, PharmaNet stockholders who did not tender their Shares in the Offer had the right to dissent from the Merger and have the fair value of their Shares determined by a court and paid to them in cash. However, no former PharmaNet stockholder elected to exercise its appraisal rights in connection with the Merger prior to the expiration of the exercise period for such appraisal rights on April 28, 2009.

Immediately prior to the Effective Time, all outstanding options to purchase shares of Common Stock ("Options") were terminated and converted into the right to receive an amount equal to the excess, if any, of (i) the Offer Price over (ii) the exercise price payable in respect of each share of Common Stock issuable upon exercise of such Options. All Options with an exercise price equal to or greater than the Offer Price were canceled without consideration and are of no further force or effect.

Immediately prior to the Effective Time, all outstanding restricted stock unit awards for shares of Common Stock (whether vested or unvested) ("RSUs") were terminated and converted into the right to receive an amount equal to (i) the Offer Price multiplied by (ii) the number of shares of Common Stock subject to such cancelled RSUs.

Each Share then outstanding carried with it associated rights ("Preferred Stock Purchase Rights") to purchase shares of Series A Junior Participating Preferred Stock, $.10 par value per share, issued pursuant to the Rights Agreement, dated as of December 21, 2005 (the "Rights Agreement"), between PharmaNet and American Stock Transfer & Trust Company, as successor-in-interest to Wachovia Bank, N.A. (the "Rights Agent"). The Preferred Stock Purchase Rights were registered under Section 12(g) of the Exchange Act in a registration statement on Form 8-A filed by PharmaNet on December 28, 2005. The Preferred Stock Purchase Rights were attached to all certificates evidencing outstanding shares of Common Stock and no separate certificates for the Preferred Stock Purchase Rights were ever distributed. The Preferred Stock Purchase Rights did not trade separately from the associated Shares. In connection with the Merger Agreement, PharmaNet and the Rights Agent executed a first amendment to the Rights Agreement, effective February 3, 2009, which provided, among other things, that the Rights Agreement would terminate and the Preferred Stock Purchase Rights would expire upon the consummation of the Merger. As a result, as of the Effective Time, the Preferred Stock Purchase Rights expired.

PharmaNet has outstanding 2.25% Convertible Senior Notes due 2024 (the "Notes"), issued pursuant to an Indenture, dated August 11, 2004 (the "Indenture"), between PharmaNet (f/k/a SFBC International, Inc.) and U.S. Bank Corporate Trust Administration (successor in interest to Wachovia Bank, National Association), as trustee (the "Trustee"). The Notes were sold in private transactions by PharmaNet during August and September of 2004 to UBS Securities LLC which then sold the Notes in transactions exempt from the registration requirements of the Securities Act to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). A registration statement on Form S-3 for re-sales by such Note holders was declared effective by the SEC on February 4, 2005. No re-sales of the Notes pursuant to this registration statement have occurred during the fiscal year ending December 31, 2009. Pursuant to the terms of the Indenture, in certain circumstances, the Notes were convertible into cash and/or shares of Common Stock; however, pursuant to the terms of the Supplemental Indenture adopted by PharmaNet and the Trustee on March 30, 2009 (the "Supplemental Indenture"), in connection with the Merger, the Notes are no longer convertible into shares of Common Stock and, instead, may only be converted into the right to receive in cash the Offer Price multiplied by the number of shares of Common Stock into which the Notes were formerly convertible. The Merger constituted a "Fundamental Change," as defined in the Indenture, and, on April 17, 2009, pursuant to the terms of the Indenture and the notice delivered to the Note holders by the Trustee on behalf of PharmaNet, Note holders have the right to have any or all of their Notes repurchased by PharmaNet on June 1, 2009. The Notes have not been assumed by any party.

The Notes have been held by fewer than 300 holders of record at all times from the beginning of fiscal year 2009 through the date hereof. The Indenture, as amended and supplemented by the Supplemental Indenture, under which the Notes were issued does not require PharmaNet to be a reporting person or to file reports under Sections 13 or 15(d). Once PharmaNet's obligations to file reports under Sections 13(a) and 15(d) have been terminated, PharmaNet will not submit, file or provide to the SEC Exchange Act reports on a voluntary basis or otherwise. PharmaNet acknowledges that the obligation to file reports under Sections 13(a) and 15(d) will be revived if the Notes become held by more than 300 holders of record at any time.

Certain redeemable warrants (the "Redeemable Warrants") were registered by PharmaNet for trading on the American Stock Exchange pursuant to a prospectus filed by PharmaNet on October 12, 2000 and a registration statement on Form 8-A filed on September 15, 2000 and an additional registration statement filed on Form 8-A on May 25, 2001. The Redeemable Warrants were delisted from the American Stock Exchange effective as of June 19, 2001 pursuant to a listing transfer to NASDAQ. The Redeemable Warrants were delisted from NASDAQ effective as of August 21, 2001. No Redeemable Warrants are currently outstanding and there have been no Redeemable Warrants outstanding at any time during the fiscal year ending December 31, 2009.

Except for the Shares, Preferred Stock Purchase Rights, Options, RSUs and the Notes, immediately prior to the Effective Time, there were no outstanding equity or debt securities of PharmaNet or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of PharmaNet. As a result, as of the Effective Time, except for the Notes, all securities or rights to acquire securities of PharmaNet issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding.

II. Registration Statements No Longer Effective

Prior to entering into the Merger Agreement, PharmaNet had on file with the SEC several registration statements on Form S-3 and Form S-8 (the "Registration Statements"), each of which is listed on Annex A hereto. Each of these Registration Statements was declared effective prior to this fiscal year, which ends on December 31, 2009, but have been automatically updated during this fiscal year for purposes of Section 10(a)(3) of the Securities Act, as a result of the filing of PharmaNet's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Following is a brief description of these registration statements:

(a) PharmaNet Form S-3s: PharmaNet Form S-3s: The PharmaNet Form S-3s registered (i) potential primary offerings of Common Stock and potential resales of shares of Common Stock owned by certain PharmaNet shareholders, (ii) the Notes and the Common Stock issuable upon conversion of the Notes, (iii) potential primary offerings of Common Stock, preferred stock of PharmaNet ("Preferred Stock"), debt securities of PharmaNet (such debt securities, excluding the Notes, "Debt Securities"), depositary shares ("Depositary Shares"), purchase contracts ("Purchase Contracts"), units ("Units"), and warrants (such warrants, excluding the Redeemable Warrants, "Warrants" and, together with the Common Stock, Preferred Stock, Debt Securities, Depositary Shares, Purchase Contracts, Units, Preferred Stock Purchase Rights and the Notes, "Registered Securities") to purchase Common Stock, Preferred Stock, Debt Securities, Depositary Shares, Purchase Contracts, Units and Warrants on a shelf registration basis. The PharmaNet S-3s were declared effective between 2001 and 2007. There were no sales of Preferred Stock, Debt Securities, Depositary Shares, Purchase Contracts, Units or Warrants under any of the PharmaNet Form S-3s.

(b) PharmaNet Form S-8s: The PharmaNet Form S-8s were filed to register issuances of shares of Common Stock pursuant to a number of incentive and option plans and award agreements. The PharmaNet Form S-8s were declared effective between 2002 and 2008.

Except for its Common Stock, Preferred Stock Purchase Rights, and the Redeemable Warrants, PharmaNet has no other classes of securities that have been or are required to be registered under the Exchange Act. On March 31, 2009, PharmaNet filed with the SEC Post-Effective Amendments to(a) the PharmaNet Form S-3s, which removed from registration all securities registered under the PharmaNet S-3s that remained unsold and (b) each of the PharmaNet Form S-8s, which deregistered all of the shares of Common Stock previously covered by the PharmaNet Form S-8s. The Post-Effective Amendments to the PharmaNet Form S-8s were immediately effective upon filing and, as of April 1, 2009, each of the Post-Effective Amendments to PharmaNet's Form S-3s were declared effective. PharmaNet does not have a Section 15(d) reporting obligation with respect to any securities other than the Registered Securities.

III. Exchange Act Reporting Obligations

The Common Stock is registered under Section 12(b) of the Exchange Act and, prior to March 31, 2009, was listed on the NASDAQ Global Select Market ("NASDAQ").

On March 31, 2009, in connection with the consummation of the Merger, pursuant to Rule 12d2-2(a) under the Exchange Act, NASDAQ filed an application on Form 25 (the "Form 25") with the SEC to remove the Common Stock from listing on NASDAQ and registration under Section 12(b) of the Exchange Act. The delisting became effective on April 10, 2009, and at such time, PharmaNet's duty to file any reports under Section 13(a) of the Exchange Act as a result of the registration of the Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5). However, pursuant to Rules 12d2-2(d)(6) and 12d2-2(d)(7), PharmaNet's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act continued by virtue of the fact that PharmaNet had securities registered under Section 12(g) of the Exchange Act and securities that were registered on registration statements deemed to have become effective during the current fiscal year pursuant to Section 10(a)(3) of the Securities Act through PharmaNet's Exchange Act filings made during this fiscal year. In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, PharmaNet must also deregister any of its securities that are registered pursuant to Section 12(g) of the Exchange Act. In this regard, we note that the Common Stock, Preferred Stock Purchase Rights and the Redeemable Warrants would be deemed registered under Section 12(g) of the Exchange Act. PharmaNet has no other classes of equity securities that have been registered under Section 12(g) of the Exchange Act. PharmaNet intends to file a Form 15 to deregister the Common Stock, Preferred Stock Purchase Rights and the Redeemable Warrants pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock, Preferred Stock Purchase Rights and the Redeemable Warrants under Section 12(g) of the Exchange Act is expected to occur 90 days after PharmaNet's filing of the Form 15. However, pursuant to Rule 12g-4(b), PharmaNet's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Common Stock, the Preferred Stock Purchase Rights and the Redeemable Warrants under Section 12(g) will be suspended immediately upon PharmaNet's filing of the Form 15.

Subject to obtaining the relief sought by this letter, PharmaNet will file an application on Form 15 on or before the due date of its next periodic report (*i.e.*, PharmaNet's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009) with the SEC to deregister its Common Stock, Preferred Stock Purchase Rights and the Redeemable Warrants under Section 12(g) of the Exchange Act and also to suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to its Registered Securities. PharmaNet requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act. In general, Rule 12h-3 states that an issuer may suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through an issuer's Exchange Act filings. While neither the PharmaNet Form S-3s nor the PharmaNet Form S-8s became effective during the 2009 fiscal year, these Registration Statements were automatically updated in this fiscal year for purposes of Section 10(a)(3) of the Securities Act by way of PharmaNet's filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) prevents the suspension of PharmaNet's duty to file reports under Section 15(d) for the remainder of the 2009 fiscal year in the absence of the relief sought by this letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), PharmaNet should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *PharmaNet Satisfies the Requirements of Rule 12h-3(a) and (b):*

PharmaNet satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. PharmaNet filed all required reports for fiscal years 2006, 2007, 2008 and the portion of 2009 preceding the date hereof, including a Current Report on Form 8-K reporting the change in control pursuant to the Offer and the Merger, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought hereunder. In addition, as noted above, as of the Effective Time, all of PharmaNet's outstanding Common Stock became, and continues to be, held by a single holder of record and, following completion of the Offer and the Merger, (i) all of PharmaNet's outstanding Options and RSUs were cancelled or converted into the right to receive cash, (ii) the Preferred Stock Purchase Rights expired, and (iii) the Notes may only be converted into the right to receive cash. In addition, as of the Effective Time and through the date hereof, (x) PharmaNet had no outstanding Preferred Stock, Debt Securities, Depositary Shares, Purchase Contracts, Units, Warrants or the Redeemable Warrants and (y) the Notes were held by fewer than 300 holders of record as required by Rule 12g-3(b). As a result, we believe that, except for the application of Rule 12h-3(c), PharmaNet satisfies the criteria for suspension of reporting obligations under Section 15(d) of the Exchange Act.

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting PharmaNet Relief:*

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". See Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in PharmaNet's situation for several reasons.

As described in more detail in Part I above, (i) immediately prior to the Effective Time, there were no outstanding equity or debt securities of PharmaNet or outstanding options, warrants or other rights of any kind, to acquire equity or debt securities of PharmaNet, other than the Shares and the associated Preferred Stock Purchase Rights, Options, RSUs and the Notes; (ii) as a result of the acceptance of Shares by Purchaser pursuant to the Offer, all outstanding Options and RSUs were cancelled or converted into the right to receive cash; (iii) immediately prior to the Effective Time, PharmaNet and the Trustee entered into a Supplemental Indenture for the Notes providing that the Notes were no longer convertible into Shares but, rather, solely into the cash Offer Price; (iv) as a result of the Merger, all shares of Common Stock outstanding immediately prior to the Effective Time were cancelled or converted into the right to receive the cash Offer Price, (v) as a result of the Merger, the Preferred Stock Purchase Rights expired, (vi) PharmaNet never issued any Preferred Stock, Debt Securities, Depositary Shares, Purchase Contracts, Units or Warrants under the Registration Statements and (vii) there are no outstanding Redeemable Warrants. In other words, all securities or rights to acquire securities of PharmaNet issued and outstanding immediately prior to the Effective Time were no longer outstanding immediately following the Effective Time, except for the Notes, which have been held by fewer than 300 holders of record at all times from the beginning of fiscal year 2009 through the date hereof.

Additionally, neither the PharmaNet Form S-8s nor the PharmaNet Form S-3s became effective during the current fiscal year; rather, these Registration Statements were merely updated pursuant to Section 10(a)(3) of the Securities Act. In such cases, and when, pursuant to a merger transaction, the issuer is becoming a wholly-owned subsidiary of another company, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. As noted above, on March 30, 2009, PharmaNet filed with the SEC Post-Effective Amendments to PharmaNet's Form S-3s and Form S-8s, in each case deregistering any securities of PharmaNet that remained covered thereby. Accordingly, no investors are able to purchase securities of PharmaNet pursuant to these Registration Statements thereby necessitating the protections of Section 15(d).

(c) *Benefits Of Periodic Reporting Do Not Outweigh the Filing Burdens:*

A further reason that we believe no-action relief should be granted to PharmaNet is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities of these companies are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed." As of and since the Effective Time, the equity in PharmaNet has been held solely by Holdco. Should PharmaNet not be granted relief to suspend its reporting obligations under Section 15(d), PharmaNet will be required to undergo the expensive and time-consuming process of preparing and filing its Quarterly Reports on Form 10-Q for the three fiscal quarters of 2009 and its Annual Report on Form 10-K for fiscal year 2009 for the sole "benefit" of Parent and Holdco, which will already have access to the information presented in such Form 10-Qs and Form 10-K (not to mention any other additional information Parent or Holdco desire as the corporate parents of PharmaNet). In addition, as noted above, PharmaNet's obligations to holders of Notes do not require PharmaNet to be a reporting person or to file reports under Sections 13 or 15(d).

(d) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c):*

In several analogous cases, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein.[1] In these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company. The Staff has also agreed with this position in situations where the registrant, like PharmaNet, continued to have classes of debt securities outstanding each held by fewer than 300 holders.[2] Therefore, we believe that, based on the foregoing arguments, it is contrary to the underlying policy of Rule 12h-3(c) to deny PharmaNet suspension of its reporting obligations under Section 15(d) of the Exchange Act merely because of the automatic update of the PharmaNet Form S-3s and the PharmaNet Form S-8s pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff confirms that it concurs in PharmaNet's view that the effect of Section 10(a)(3) of the Securities Act on

[1] See, e.g., Anheuser-Busch Companies, Inc. (available February 18, 2009)("Anheuser-Busch"); UST Inc. (available February 18, 2009)("UST"); Energy East Corporation (available October 31, 2008)("Energy East"); ACE*COMM Corporation (available September 26, 2008); International Securities Exchange Holdings, Inc. (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007)("Bausch & Lomb"); FoxHollow Technologies, Inc. (available November 2, 2007); DSL.net, Inc. (available March 30, 2007); Summit Bank Corporation (available March 14, 2007); Loudeye Corp. (available November 7, 2006); Waverider Communications (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); and IVAX Corporation (available March 10, 2006) ("IVAX").

[2] See, e.g., Anheuser-Busch; UST; Energy East; Bausch & Lomb; and IVAX.

PharmaNet's registration statements on Forms S-3 and S-8 during the fiscal year ended December 31, 2009, would not preclude PharmaNet from utilizing Rule 12h-3 under the Exchange Act to suspend PharmaNet's reporting obligations under Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which PharmaNet's registration statements on Forms S-3 and S-8 were required to be updated pursuant to Section 10(a)(3) of the Securities Act. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of PharmaNet to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Exchange Act Release No. 337427, 1997 WL 369119 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to me at (302) 651-3240 or Steven.Daniels@skadden.com.

Respectfully,

Steven J. Daniels (by RH)

Steven J. Daniels, Esq.

cc: John Hamill
Thomas S. Taylor

Annex A

Form	Filing Date	File No.
S-3	8/10/2007	333-145317
S-3	2/8/2005	333-122634
S-3	11/2/2004	333-120152
S-3	9/25/2003	333-109098
S-3	2/10/2003	333-103075
S-3[3]	9/7/2001	333-69112

Form	Filing Date	File No.
S-8	6/6/2008	333-151495
S-8	6/6/2008	333-151469
S-8	4/7/2008	333-150124
S-8	3/24/2005	333-123536
S-8	8/6/2004	333-118022
S-8	4/1/2002	333-85270

[3] The Registration Statement was filed with the SEC on Form SB-2 on September 7, 2001 and was amended on Form S-3 on October 11, 2001.